Exhibit 99.1

GERDAU

# QUARTERLY RESULTS

# GERDAU S.A.

# 1Q19

ACTIVE 43380227v1

São Paulo, May 8, 2019 — Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the first quarter of 2019. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

CONSOLIDATED HIGHLIGHTS

•                      Highest first-quarter EBITDA of last 11 years in 1Q19 (R$ 1.6 billion), with EBITDA margin of 15.5%.

•                      Dividend distribution in 1Q19 of R$ 119 million (R$ 0.07 per share).

•                      Financial leverage (net debt/adjusted EBITDA) of 1.8x on March 31, 2019, down sharply from 2.7x on March 31, 2018.

•                      Substantial improvement in EBITDA and EBITDA margin at North America BD, to R$ 506 million and 13.2%.

EBITDA (R$ million) and EBITDA Margin (%)	Dividends (R$ million)

Debt (R$ billion) and Leverage Ratio	EBITDA and EBITDA Margin

GERDAU’S PERFORMANCE IN 1Q19

Results of Operations

CONSOLIDATED	1Q19	1Q18	∆	4Q18	∆

Volumes (1,000 tonnes)
Production of crude steel	3,343	4,165	-19.7%	3,221	3.8%
Shipments of steel	2,985	3,871	-22.9%	3,167	-5.7%
Results (R$ million)
Net Sales	10,026	10,389	-3.5%	10,900	-8.0%
Cost of Goods Sold	(8,757)	(9,050)	-3.2%	(9,596)	-8.7%
Gross profit	1,269	1,339	-5.2%	1,304	-2.7%
Gross margin (%)	12.7%	12.9%		12.0%
SG&A	(368)	(420)	-12.4%	(393)	-6.4%
Selling expenses	(129)	(150)	-14.0%	(131)	-1.5%
General and administrative expenses	(239)	(270)	-11.5%	(262)	-8.8%
%SG&A/Net Sales	3.7%	4.0%		3.6%
Adjusted EBITDA	1,552	1,484	4.6%	1,404	10.5%
Adjusted EBITDA Margin	15.5%	14.3%		12.9%

Production and shipments

In 1Q19, crude steel production and steel shipments decreased in relation to 1Q18, reflecting the asset divestments concluded in the previous year, namely the operations in Chile and India and most rebar units and wire rod unit in the United States.

Operating result

Despite the divestments’ impact on shipments, the slight reduction in net sales in 1Q19 compared to 1Q18 was influenced by the growth in net sales per tonne sold at all BDs, given mainly the effect from exchange variation (depreciation of 16% in the average price of the Brazilian real against the U.S. dollar in 1Q19 vs. 1Q18).

Consolidated cost of goods sold decreased slightly in 1Q19 in relation to 1Q18, despite the divestments concluded, given the higher cost per tonne at all BDs, which was influenced by the higher prices of inputs in general and by exchange variation.

Consolidated gross profit decreased in 1Q19 in relation to 1Q18, reflecting the asset divestments.

Selling, general and administrative (SG&A) expenses in 1Q19 decreased in relation to both 1Q18 and 4Q18, to 3.7% of net sales, reflecting the ongoing efforts to streamline operations and implement digital innovations, as well as the divestments concluded.

SG&A Expenses (R$ million and % of Net Sales)

Breakdown of Consolidated EBITDA (R$ million)	1Q19	1Q18	∆	4Q18	∆
Net income	453	448	1.0%	389	16.5%
Net financial result	375	343	9.5%	392	-4.3%
Provision for income and social contribution taxes	162	173	-6.4%	(149)	—
Depreciation and amortization	506	453	11.8%	504	0.4%
EBITDA - Instruction CVM (1)	1,496	1,416	5.6%	1,136	31.7%
Gains and losses on assets held for sale and sales in subsidiaries	—	3	—	186	—
Equity in earnings of unconsolidated companies	(14)	(16)	-13%	29	—
Proportional EBITDA of associated companies and jointly controlled entities	70	81	-13.6%	53	32.1%
Adjusted EBITDA(2)	1,552	1,484	4.6%	1,404	10.5%
Adjusted EBITDA Margin	15.5%	14.3%		12.9%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	1Q19	1Q18	4Q18	3M19	3M18
EBITDA - Instruction CVM (1)	1,496	1,416	1,136	—	—
Depreciation and amortization	(506)	(453)	(504)	—	—
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	990	964	632	—	—

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

Adjusted EBITDA and adjusted EBITDA margin grew in 1Q19 compared to 1Q18 and 4Q18, due to the asset divestments, reflecting the successful divestments plan in recent years, besides the better performance of the North America BD and the lower selling, general and administrative expenses. Note that EBITDA in 1Q19 was the highest first-quarter result since 2008.

EBITDA (R$ million) and EBITDA Margin (%)

Financial result and net income

CONSOLIDATED (R$ million)	1Q19	1Q18	∆	4Q18	∆
Income before financial income expenses and taxes(1)	990	964	2.7%	632	56.6%
Financial Result	(375)	(343)	9.5%	(392)	-4.3%
Financial income	41	31	30.9%	82	-50.0%
Financial expenses	(345)	(366)	-5.7%	(425)	-18.8%
Exchange variation, net (including net investment hedge)	(48)	(13)	269.2%	181	—
Exchange variation (other currencies)	(23)	6	—	6	—
Bonds repurchase expenses	—	—	—	(224)	—
Gains (losses) on financial instruments, net	—	(1)	—	(12)	—
Income before taxes(1)	615	621	-1.0%	240	156.3%
Income and social contribution taxes	(162)	(173)	-6.4%	149	—
Exchange variation including net investment hedge	20	12	66.7%	(129)	—
Other lines	(182)	(185)	-1.6%	(209)	-12.9%
Non-recurring items	—	—	—	487	—
Consolidated Net Income (1)	453	448	1.0%	389	16.5%
Non-recurring items	—	3	—	(77)	—
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	3	—	186	—
Bonds repurchase expenses	—	—	—	224	—
Income and social contribution taxes - Non-recurring items	—	—	—	(487)	—
Consolidated Adjusted Net Income(2)	453	451	0.4%	312	45.2%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

In 1Q19, the higher financial result was due to exchange variation (depreciation of 17% in the end-of-period price of the Brazilian real against the U.S. dollar in 1Q19 vs. 1Q18).

Adjusted net income in 1Q19 was stable in relation to 1Q18 and higher in relation to 4Q18.

Dividends

Gerdau S.A. approved the payment of dividends in the amount of R$ 119 million (R$ 0.07 per share) in 1Q19, anticipating the results for 2019.

Payment date: May 29, 2019

Record date: shareholdings on May 17, 2019

Ex-dividend date: May 20, 2019

Working Capital and Cash Conversion Cycle

In March 2019, the cash conversion cycle and working capital measured in days (working capital divided by daily net sales in the quarter) increased in relation to December 2018, reflecting the seasonality of the first quarter of each year, which typically is marked by higher consumption of working capital than other quarters. Another factor was the building of a strategic inventory, especially of iron ore and slabs, to prepare the Ouro Branco Mill for its scheduled maintenance shutdown in the second half of 2019.

Financial Liabilities

Debt composition (R$ Million)	03.31.2019	12.31.2018	03.31.2018
Short Term	2,939	1,825	2,180
Long Term	12,054	13,082	14,539
Gross Debt	14,993	14,907	16,719
Cash, cash equivalents and short-term investments	2,532	3,325	3,246
Net Debt	12,461	11,582	13,473

On March 31, 2019, gross debt was 19.6% short term and 80.4% long term. Broken down by currency, 24.9% of gross debt was denominated in Brazilian real, 74.4% in U.S. dollar and 0.7% in other currencies.

On March 31, 2019, 62.3% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	03.31.2019	12.31.2018	03.31.2018
Gross debt / Total capitalization (1)	36%	36%	41%
Net debt(2) (R$) / EBITDA (3) (R$)	1.8x	1.7x	2.7x

(1) - Total capitalization = shareholders' equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDA in the last 12 months.

The sharp reduction in the net debt/EBITDA ratio from 2.7x on March 31, 2018 to 1.8x on March 31, 2019, was due to the funds generated by the successful divestments program in recent years, which reached the economic value of R$ 7 billion, with a focus on deleveraging and optimizing the Company’s asset portfolio, besides the continued improvement in EBITDA.

Payment schedule of gross debt (non-current)

On March 31, 2019, the nominal weighted average cost of gross debt was 6.5%, or 6.8% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 9.8% for the portion contracted by subsidiaries abroad. On March 31, 2019, the average gross debt term was 7.2 years, with the debt maturity schedule well balanced and distributed over the coming years.

Investments

Capital expenditure came to R$ 305 million in 1Q19, with R$ 191 million allocated to general maintenance, R$ 77 million to technological expansion and modernization, and R$ 37 million to maintenance of the Ouro Branco Mill. Of the amount invested in the quarter, 31% was allocated to the North America BD, 41% to the Brazil BD, 24% to the Special Steel BD and 4% to the South America BD. For 2019, capital expenditure is projected at R$ 2.2 billion.

This amount is part of the CAPEX plan of R$ 7.1 billion for the three-year period (2019-2021), of which R$ 2.4 billion in investments in expansion and technological update, of which the largest part refers to increase capacity. All the investments in this category meet the criterion of minimun rate of return of 15% per year and will be done as the expectations of market evolution and the generation of free cash flow the period are confirmed.

It is worth mentioning that the investment of R$ 532 million in the special steel unit, in Pindamonhangaba, is already underway, with the start of civil works and the equipment purchases. In addition, inventory formation began in antecipation of the shutdown of the blast furnace 1 of Ouro Branco — MG, in the second half of 2019.

Cash Flow

In 1Q19, EBITDA was sufficient to honor all commitments related to CAPEX, income tax and interest. However, given the consumption of R$ 1,234 million in working capital associated with the optimization of inventories and the increase in accounts receivable, free cash flow was negative R$ 166 million, reflecting the seasonality of the first quarter of each year, which is typically marked by higher working capital consumption than other quarters. Another factor was the building of a strategic inventory, especially of iron ore and slabs, to prepare the Ouro Branco Mill for its scheduled maintenance shutdown in the second half of 2019.

Free Cash Flow - Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•                      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•                      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•                      South America BD (South America Business Division) — includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•                      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	1Q19	1Q18	∆	4Q18	∆

Volumes (1,000 tonnes)
Production of crude steel	1,419	1,532	-7.4%	1,454	-2.4%
Shipments of steel	1,357	1,438	-5.6%	1,311	3.5%
Domestic Market	939	996	-5.7%	887	5.9%
Exports	418	442	-5.4%	424	-1.4%
Shipments of long steel	1,041	1,071	-2.8%	921	13.0%
Domestic Market	641	647	-0.9%	589	8.8%
Exports	400	424	-5.7%	332	20.4%
Shipments of flat steel	316	367	-13.9%	390	-18.9%
Domestic Market	298	349	-14.6%	298	0.0%
Exports	18	18	0.0%	92	-80.4%
Results (R$ million)
Net Sales (1)	3,849	3,611	6.6%	3,946	-2.5%
Domestic Market	3,010	2,794	7.7%	3,023	-0.4%
Exports	839	817	2.7%	923	-9.1%
Cost of Goods Sold	(3,321)	(2,929)	13.4%	(3,374)	-1.6%
Gross profit	528	682	-22.6%	571	-7.6%
Gross margin (%)	13.7%	18.9%		14.5%
EBITDA	674	751	-10.3%	647	4.2%
EBITDA margin (%)	17.5%	20.8%		16.4%

(1) - Includes iron ore net sales.

Production and shipments

Crude steel production decreased in 1Q19 compared to 1Q18, due to the lower shipments in the period.

Shipments decreased in 1Q19 in relation to 1Q18, due to lower shipments of semi-finished products in the domestic market, especially of slabs. Another factor was the reduction in shipments to export markets of semi-finished products, especially billets, given the export market’s lower profitability and the building of a strategic inventory to prepare the Ouro Branco Mill for its scheduled maintenance shutdown in the second half of 2019.

In relation to 4Q18, shipments increased, reflecting the higher sales of long steel products. The better performance in the domestic market was influenced primarily by the retail construction market. The reduction in exports of flat steel products in 1Q19 compared to 4Q18 is explained by the rebuilding of slab inventories to meet the needs of the flat steel rolling mills at the Ouro Branco Mill during the scheduled maintenance shutdown of blast furnace 1.

In 1Q19, 256,000 tonnes of iron ore were sold to third parties and 1.196,000 tonnes were consumed internally. The lower shipments of iron ore in the period reflect the building of strategic inventories given the challenges faced by the mining industry in Minas Gerais state.

Operating result

Net sales increased in 1Q19 compared to 1Q18, due to the increase in net sales per tonne sold, especially in the domestic market. Compared to 4Q18, the decrease in net sales was mainly due to the reduction in net sales per tonne sold in the export market, influenced by the international prices formed during the last three months of 2018, given that export prices are set on average three months prior to shipment.

Cost of goods sold increased in 1Q19 in relation to 1Q18, given the higher costs of raw materials, especially scrap, pig iron, iron ore and coal.

Gross profit and gross margin decreased in 1Q19 compared to 1Q18, since the increase in costs per tonne sold surpassed the increase in net sales per tonne sold.

The reduction in EBITDA in 1Q19 compared to 1Q18 was due to the lower gross profit, which was partially neutralized by the higher depreciation in the period.

EBITDA (R$ million) and EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	1Q19	1Q18	∆	4Q18	∆

Volumes (1,000 tonnes)
Production of crude steel	1,267	1,799	-29.6%	1,179	7.5%
Shipments of steel	1,076	1,689	-36.3%	1,198	-10.2%
Results (R$ million)
Net Sales	3,842	4,428	-13.2%	4,335	-11.4%
Cost of Goods Sold	(3,400)	(4,188)	-18.8%	(3,915)	-13.1%
Gross profit	442	240	84.2%	420	5.2%
Gross margin (%)	11.5%	5.4%		9.7%
EBITDA	506	248	104.0%	437	15.7%
EBITDA margin (%)	13.2%	5.6%		10.1%

Production and shipments

Production and shipments in 1Q19 decreased in relation to 1Q18, due to the divestment of most rebar units and wire rod unit in the United States.

Operating result

Despite the impact from the divestments on shipments, the slight reduction in net sales in 1Q19 compared to 1Q18 was due to the increase in net sales per tonne sold, which was influenced by the improvement in prices over the course of 2018 and by the effect from exchange variation (depreciation of 16% in the average price of the Brazilian real against the U.S. dollar in 1Q19 vs. 1Q18).

The reduction in cost of goods sold in 1Q19 compared to 1Q18 was due to the asset divestment program, despite the higher costs of inputs in general, especially scrap, and the effect from exchange variation (depreciation of 16% in the average price of the Brazilian real against the U.S. dollar in 1Q19 vs. 1Q18).

The significant improvement in gross profit and gross margin in 1Q19 in relation to 1Q18 was due to 232 Section effects and the record high metal spread, which was supported by solid economic growth, especially in non-residential construction.

The improvement in EBITDA and EBITDA margin in 1Q19 in relation to 1Q18 was supported by the similar improvement in gross profit and gross margin in the comparison period, as well as by the higher depreciation.

EBITDA (R$ million) and EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	1Q19	1Q18	∆	4Q18	∆

Volumes (1,000 tonnes)
Production of crude steel	139	243	-43.0%	144	-3.9%
Shipments of steel	244	376	-35.1%	262	-7.0%
Results (R$ million)
Net Sales	739	967	-23.6%	819	-9.7%
Cost of Goods Sold	(629)	(811)	-22.4%	(701)	-10.3%
Gross profit	110	156	-29.5%	118	-6.6%
Gross margin (%)	14.9%	16.1%		14.4%
EBITDA	157	187	-16.0%	128	22.6%
EBITDA margin (%)	21.2%	19.3%		15.6%

Production and shipments

Production and shipments decreased in 1Q19 compared to 1Q18, influenced primarily by the deconsolidation of Chile and by the weaker performance of Argentina, due to the country’s economic crisis.

Operating result

Net sales and cost of goods sold decreased in 1Q19 compared to 1Q18, mainly due to the deconsolidation of Chile.

Gross profit and gross margin decreased in 1Q19 compared to 1Q18, also due to the deconsolidation of Chile.

EBITDA decreased in 1Q19 compared to 1Q18, due to the lower gross profit, which was partially neutralized by the higher depreciation in the period.

EBITDA (R$ million) and EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	1Q19	1Q18	∆	4Q18	∆

Volumes (1,000 tonnes)
Production of crude steel	518	591	-12.3%	444	16.7%
Shipments of steel	430	514	-16.3%	474	-9.3%
Results (R$ million)
Net Sales	1,840	1,732	6.2%	1,989	-7.5%
Cost of Goods Sold	(1,649)	(1,467)	12.4%	(1,814)	-9.1%
Gross profit	191	265	-27.9%	175	9.4%
Gross margin (%)	10.4%	15.3%		8.8%
EBITDA	238	315	-24.4%	226	5.1%
EBITDA margin (%)	12.9%	18.2%		11.4%

Production and shipments

Shipments decreased in 1Q19 compared to 1Q18, influenced by the deconsolidation of India and the lower shipments in Brazil and the United States. In Brazil, despite the growth in vehicle shipments, vehicle production declined, influenced by weaker exports, given that Argentina is the main destination of Brazil’s auto exports. In the United States, the decline in shipments was due to the lower consumption in the oil and gas industry and the reduction in inventories in the distribution chain.

Operating result

Net sales increased in 1Q19 compared to 1Q18, reflecting the higher net sales per tonne sold.

Cost of goods sold increased in 1Q19 in relation to 1Q18, due to the higher costs of inputs in general, especially electrodes, scrap and metal alloys.

Gross profit and gross margin decreased in 1Q19 compared to 1Q18, since the increase in costs per tonne sold surpassed the increase in net sales per tonne sold, due to the strong pressure from costs of inputs in general.

EBITDA and EBITDA margin decreased in 1Q19 in relation to 1Q18, accompanying the decline in gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	March 31, 2019	December 31, 2018

CURRENT ASSETS
Cash and cash equivalents	1,941,764	2,890,144
Short-term investments	590,403	459,470
Trade accounts receivable - net	3,976,755	3,201,656
Inventories	9,377,329	9,167,689
Tax credits	538,228	527,428
Income and social contribution taxes recoverable	325,835	445,561
Unrealized gains on financial instruments	36,914	30,711
Other current assets	782,457	780,423
	17,569,685	17,503,082

NON-CURRENT ASSETS
Tax credits	38,167	32,065
Deferred income taxes	3,787,600	3,874,054
Unrealized gains on financial instruments	2,561	2,706
Related parties	74,998	27,939
Judicial deposits	2,157,968	2,135,414
Other non-current assets	439,271	449,592
Prepaid pension cost	16,715	17,952
Advance for future investment in joint venture	374,083	375,456
Investments in associates and joint ventures	1,379,597	1,367,802
Goodwill	9,163,909	9,112,390
Leasing	907,998	—
Other Intangibles	748,947	836,096
Property, plant and equipment, net	15,483,804	15,546,481
	34,575,618	33,777,947
TOTAL ASSETS	52,145,303	51,281,029

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	March 31, 2019	December 31, 2018
CURRENT LIABILITIES
Trade accounts payable	4,066,763	4,335,054
Short-term debt	2,911,897	1,822,183
Debentures	26,981	2,755
Taxes payable	494,743	351,545
Income and social contribution taxes payable	415,564	395,682
Payroll and related liabilities	405,854	588,627
Dividends payable	—	169,616
Leasing payable	215,556	—
Employee benefits	—	157
Environmental liabilities	65,102	60,419
Unrealized losses on financial instruments	2,694	5,245
Other current liabilities	691,597	772,970
	9,296,751	8,504,253

NON-CURRENT LIABILITIES
Long-term debt	10,529,771	11,545,658
Debentures	1,524,382	1,536,118
Related parties	5,285	1,350
Deferred income taxes	59,101	118,368
Provision for tax, civil and labor liabilities	698,953	770,305
Environmental liabilities	65,963	72,228
Employee benefits	1,348,681	1,356,560
Obligations with FIDC	958,211	938,526
Leasing payable	696,849	—
Other non-current liabilities	515,005	499,092
	16,402,201	16,838,205
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(261,282)	(280,426)
Capital reserves	11,597	11,597
Retained earnings	5,251,678	4,806,089
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	4,855,225	4,814,988
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	26,235,574	25,730,604

NON-CONTROLLING INTERESTS	210,777	207,967

EQUITY	26,446,351	25,938,571

TOTAL LIABILITIES AND EQUITY	52,145,303	51,281,029

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2019	March 31, 2018	December 31, 2018

NET SALES	10,025,661	10,388,800	10,899,702

Cost of sales	(8,756,650)	(9,049,700)	(9,596,145)

GROSS PROFIT	1,269,011	1,339,100	1,303,557

Selling expenses	(122,637)	(146,337)	(138,493)
Impairment loss on trade receivables	(6,007)	(4,098)	7,402
General and administrative expenses	(238,668)	(269,996)	(262,000)
Other operating income	88,520	48,857	82,041
Other operating expenses	(14,444)	(18,257)	(146,073)
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	(3,497)	(185,559)
Equity in earnings of unconsolidated companies	14,228	17,749	(28,796)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	990,003	963,521	632,079

Financial income	41,017	31,317	81,580
Financial expenses	(345,373)	(366,031)	(424,802)
Bonds repurchases			(223,925)
Exchange variations, net	(70,456)	(7,063)	187,052
Gain and losses on financial instruments, net	79	(787)	(11,959)

INCOME BEFORE TAXES	615,270	620,957	240,025

Current	(125,606)	(148,175)	276,081
Deferred	(37,038)	(24,371)	(126,941)
Income and social contribution taxes	(162,644)	(172,546)	149,140

NET INCOME	452,626	448,411	389,165

(-) Results in operations with subsidiaries and associate company	—	3,497	185,559
(+) Bonds repurchases	—	—	223,925
(+) Income tax of extraordinary items	—	(813)	(486,647)
(=) Total of extraordinary items	—	2,684	(77,163)

ADJUSTED NET INCOME*	452,626	451,095	312,002

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended
	March 31, 2019	March 31, 2018

Cash flows from operating activities
Net income for the period	452,626	448,411
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	505,799	453,516
Equity in earnings of unconsolidated companies	(14,228)	(17,749)
Exchange variation, net	70,456	7,063
(Gains) Loss on financial instruments, net	(79)	787
Post-employment benefits	46,420	47,968
Stock based compensation	10,384	9,252
Income tax	162,644	172,546
Gains on disposal of property, plant and equipment, net	(7,977)	(5,664)
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	3,497
Impairment loss on trade receivables	6,007	4,098
Provision for tax, labor and civil claims	(71,387)	(36,035)
Interest income on short-term investments	(16,742)	(10,165)
Interest expense on debt and debentures	249,960	273,841
Interest on loans with related parties	(565)	(4)
(Reversal) Provision for net realizable value adjustment in inventory, net	(428)	(843)
	1,392,890	1,350,519
Changes in assets and liabilities
Increase in trade accounts receivable	(743,494)	(886,432)
Increase in inventories	(202,171)	(406,697)
(Decrease) Increase in trade accounts payable	(286,996)	378,481
Increase in other receivables	(41,416)	(32,089)
Decrease in other payables	(179,195)	(281,316)
Dividends from associates and joint ventures	3,160	5,343
Purchases of trading securities	(292,391)	(174,923)
Proceeds from maturities and sales of trading securities	157,581	141,526
Cash (used in) provided by operating activities	(192,032)	94,412

Interest paid on loans and financing	(172,010)	(235,256)
Income and social contribution taxes paid	(24,405)	(63,213)
Net cash used in operating activities	(388,447)	(204,057)

Cash flows from investing activities
Purchases of property, plant and equipment	(304,532)	(216,656)
Proceeds from sales of property, plant and equipment, investments and other intangibles	13,817	332,410
Purchases of other intangibles	(9,063)	(4,464)
Net cash (used in) provided by investing activities	(299,778)	111,290

Cash flows from financing activities
Purchases of Treasury stocks	—	(149,711)
Dividends and interest on capital paid	(166,420)	(55,150)
Proceeds from loans and financing	211,249	479,150
Repayment of loans and financing	(240,540)	(310,765)
Intercompany loans, net	(42,558)	7,704
Net cash used in financing activities	(238,269)	(28,772)

Exchange variation on cash and cash equivalents	(21,886)	(58,352)

Decrease in cash and cash equivalents	(948,380)	(179,891)
Cash and cash equivalents at beginning of period	2,890,144	2,555,338
Cash and cash equivalents at end of period	1,941,764	2,375,447

APPENDIX — PRO FORMA

To present the results of the business divisions excluding the effects from the divestment program, the pro forma Business Division and Consolidated results for 2018 follow:

Brazil BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	1,532	1,381	1,479	1,454	5,846
Shipments of steel	1,438	1,364	1,422	1,311	5,535
Results (R$ million)
Net Sales	3,611	3,798	4,390	3,946	15,745
Cost of Goods Sold	(2,929)	(3,139)	(3,602)	(3,374)	(13,044)
Gross profit	682	659	788	571	2,700
Gross margin (%)	18.9%	17.4%	17.9%	14.5%	17.2%
Adjusted EBITDA	751	743	891	647	3,032
Adjusted EBITDA Margin	20.8%	19.6%	20.3%	16.4%	19.3%

North America BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	1,328	1,297	1,221	1,008	4,854
Shipments of steel	1,061	1,125	1,027	1,003	4,216
Results (R$ million)
Net Sales	2,933	3,818	4,030	3,705	14,486
Cost of Goods Sold	(2,693)	(3,376)	(3,516)	(3,325)	(12,910)
Gross profit	240	442	514	380	1,576
Gross margin (%)	8.2%	11.6%	12.8%	10.3%	10.9%
Adjusted EBITDA	239	437	522	406	1,604
Adjusted EBITDA Margin	8.1%	11.4%	13.0%	11.0%	11.1%

South America BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	146	169	142	144	601
Shipments of steel	262	275	284	262	1,083
Results (R$ million)
Net Sales	691	808	907	819	3,225
Cost of Goods Sold	(583)	(667)	(762)	(701)	(2,713)
Gross profit	108	141	145	118	512
Gross margin (%)	15.6%	17.5%	16.0%	14.4%	15.9%
Adjusted EBITDA	154	174	185	128	641
Adjusted EBITDA Margin	22.3%	21.5%	20.4%	15.6%	19.9%

Special Steel BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	522	568	578	444	2,112
Shipments of steel	445	502	494	474	1,915
Results (R$ million)
Net Sales	1,557	1,931	2,116	1,989	7,593
Cost of Goods Sold	(1,321)	(1,633)	(1,819)	(1,814)	(6,587)
Gross profit	236	298	297	175	1,006
Gross margin (%)	15.2%	15.4%	14.0%	8.8%	13.2%
Adjusted EBITDA	283	351	342	226	1,202
Adjusted EBITDA Margin	18.2%	18.2%	16.2%	11.4%	15.8%

Consolidated - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	3,527	3,412	3,421	3,051	13,411
Shipments of steel	3,060	3,117	3,124	2,971	12,272
Results (R$ million)
Net Sales	8,443	9,937	10,927	10,270	39,577
Cost of Goods Sold	(7,167)	(8,397)	(9,177)	(9,006)	(33,747)
Gross profit	1,276	1,540	1,750	1,264	5,830
Gross margin (%)	15.1%	15.5%	16.0%	12.3%	14.7%
Adjusted EBITDA	1,410	1,657	1,899	1,373	6,339
Adjusted EBITDA Margin	16.7%	16.7%	17.4%	13.4%	16.0%

Divestments	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	638	575	548	170	1,931
Shipments of steel	811	718	564	196	2,289
Results (R$ million)
Net Sales	1,946	2,097	1,909	630	6,582
Cost of Goods Sold	(1,883)	(1,993)	(1,797)	(590)	(6,263)
Gross profit	63	104	112	40	319
Gross margin (%)
Adjusted EBITDA	74	99	114	31	318
Adjusted EBITDA Margin

Consolidated	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	4,165	3,987	3,969	3,221	15,342
Shipments of steel	3,871	3,835	3,688	3,167	14,561
Results (R$ million)
Net Sales	10,389	12,034	12,836	10,900	46,159
Cost of Goods Sold	(9,050)	(10,390)	(10,974)	(9,596)	(40,010)
Gross profit	1,339	1,644	1,862	1,304	6,149
Gross margin (%)	12.9%	13.7%	14.5%	12.0%	13.3%
Adjusted EBITDA	1,484	1,756	2,013	1,404	6,657
Adjusted EBITDA Margin	14.3%	14.6%	15.7%	12.9%	14.4%